File No. 82-5215

(Summary translation)

RECEIVED
2008 OCT 20 P 2:29

Report as to Acquisition of Its Own Shares By the Company In September 2008

(From September 1, 2008 through September 30, 2008)

08005458

SUPPL

PROCESSED
OCT 22 2008
THOMSON REUTERS

10/20

Matsui Securities Co., Ltd.

1-4, Kojimachi, Chiyoda-ku, Tokyo, Japan

Filed with the Director of the Kanto Local Finance Bureau

On October 10, 2008

Target Shares: Common Stock

1 Status of Acquisition

(1) Status of Acquisition resolved by the general shareholders' meeting

No relevant items.

(2) Status of Acquisition resolved by the Board of Directors meeting

As of September 30, 2008

	Number of shares		Total amount (Yen)
Resolution of the Board of Directors meeting resolved on July 31, 2008 (Period of acquisition: From August 1, 2008 to October 31, 2008)	12,500,000		10,000,000,000
Acquisition during the report month (Date of acquisition)	September 2	44,400	33,266,400
	September 3	200,000	148,060,000
	September 4	200,000	145,033,200
	September 5	200,000	140,758,500
	September 10	31,500	23,422,000
	September 16	200,000	148,563,600
	September 17	200,000	148,723,400
	September 18	112,500	81,287,900
Total	−	1,188,400	869,115,000
Accumulated number of treasury stock acquired as of the end of report month	8,450,900		6,875,209,000
Percentage of accumulated number of treasury stock acquired to the total number of shares resolved	67.61		68.75

※Date of acquisition is equal to trade date

2 Status of Disposition

No relevant items.

3 Status of Holding

As of September 30, 2008

	Number of shares
Total shares outstanding	269,260,202
Treasury stock held by the Company	8,483,345

END